Exhibit 99.1

4D pharma plc

Directors’ Subscription for new Ordinary Shares

Leeds, UK – 16 April 2021 - 4D pharma plc (AIM: DDDD; Nasdaq: LBPS) (“4D” or the “Company”), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, announces that further to the announcement released on 22 March 2021 which detailed the Company’s private placement to raise approximately $25.03 million (£18.01 million) (the “Fundraising”), Duncan Peyton (Chief Executive Officer) and Alex Stevenson (Chief Scientific Officer) have agreed to subscribe for, in aggregate, approximately $2.0 million (£1.44 million) of new ordinary shares of £0.0025 each (the “Subscription Shares”) at £1.10 ($1.52 ) per share (the “Subscription Price”).

Admission and dealings

Application has been made to the London Stock Exchange plc for admission of the Subscription Shares to trading on AIM (“Admission”) and Admission is expected occur at 8.00 a.m. on 22 April 2021.

The Subscription Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of the Company, including the right to receive all dividends or other distributions made, paid or declared in respect of such shares after the date of issue of the new ordinary shares.

Related party transaction

The details of the Subscription Shares are set out below:

Director	Existing Ordinary Shares currently held	Subscription Shares subscribed for	Consideration per Subscription Share	Ordinary Shares held on Admission	Percentage of Enlarged Share Capital on Admission
Duncan Peyton	8,855,931¹	658,840	£1.10	9,514,771	5.28%
Alex Stevenson	8,699,624²	658,840	£1.10	9,358,464	5.19%

¹ In the circular dated 26 February 2021 this was disclosed as 8,855,059

² In the circular dated 26 February 2021 this was disclosed as 8,698,961

The Directors’ participation in the Fundraising, as set out above, constitutes a related party transaction pursuant to Rule 13 of the AIM Rules for Companies.

The Independent Directors, being the Directors not participating in the Subscription, having consulted with N+1 Singer, the Company’s nominated adviser, consider that the individual, respective subscriptions by Duncan Peyton and Alex Stevenson in the Fundraising are fair and reasonable insofar as shareholders are concerned.

Total Voting Rights

Following Admission, 4D’s enlarged issued share capital will comprise 180,299,728 ordinary shares. The total number of voting rights in the Company will be 180,299,728. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority.

Contact Information:

4D pharma

Investor Relations: ir@4dpharmaplc.com

N+1 Singer - Nominated Adviser and Joint Broker +44 (0)20 7496 3000

Philip Davies / Iqra Amin / James Fischer (Corporate Finance)

Tom Salvesen (Corporate Broking)

Bryan Garnier & Co. Limited - Joint Broker +44 (0)20 7332 2500

Dominic Wilson / Phil Walker

Stern Investor Relations, Inc. +1-212-362-1200

Julie Seidel Julie.seidel@sternir.com

Image Box Communications +44 (0)20 8943 4685

Neil Hunter / Michelle Boxall

neil@ibcomms.agency / michelle@ibcomms.agency

Forward-Looking Statements

This announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this announcement, including without limitation statements regarding the admission and trading of Ordinary Shares, are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that could cause actual results to differ materially include potential delays in the process of Admission. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Duncan Peyton

2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	4D Pharma plc
b)	LEI	213800O49VYSXWE2ZD52

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 0.25 pence each GB00BJL5BR07 (Ordinary Shares)
b)	Nature of the transaction	Purchase of Ordinary Shares pursuant to the Fundraising
c)	Price(s) and volume(s)	Price	Volume
		110 pence per Ordinary Share	658,840 Ordinary Shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	15 April 2021
f)	Place of the transaction	Off market transaction

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alex Stevenson

2	Reason for the notification
a)	Position/status	Chief Scientific Officer
b)	Initial notification /Amendment	Initial

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	4D Pharma plc
b)	LEI	213800O49VYSXWE2ZD52

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 0.25 pence each GB00BJL5BR07 (Ordinary Shares)
b)	Nature of the transaction	Purchase of Ordinary Shares pursuant to the Fundraising
c)	Price(s) and volume(s)	Price	Volume
		110 pence per Ordinary Share	658,840 Ordinary Shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	15 April 2021
f)	Place of the transaction	Off market transaction